NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Citigroup Inc. (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

3% Minimum Coupon Principal Protected Notes Based Upon the S&P 500 Index Due May 12, 2014 (suspended: 5/12/2014) symbol: MYP


3% Minimum Coupon Principal Protected Notes Based Upon the Russell 2000 Index due June 9, 2014 (suspended: 6/9/2014) symbol: MBC

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that the issuer liquidated the securities listed above at rates of $11.937369758 and $11.30274935 per unit, respectively, on the dates listed. Accordingly, trading in each issue was suspended before the opening on the dates specified above.